UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Adaptimmune Therapeutics Plc

(Name of Issuer)

Ordinary Shares, £.001 par value per share

(Title of Class of Securities)

00653A107

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653A107	13D	Page 2 of 22 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 14, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00653A107	13D	Page 3 of 22 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 14, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00653A107	13D	Page 4 of 22 Pages

1.	NAMES OF REPORTING PERSONS. NEA 14 GP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 00653A107	13D	Page 5 of 22 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00653A107	13D	Page 6 of 22 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00653A107	13D	Page 7 of 22 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00653A107	13D	Page 8 of 22 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00653A107	13D	Page 9 of 22 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00653A107	13D	Page 10 of 22 Pages

1.	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 82,978,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 82,978,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,978,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00653A107	13D	Page 11 of 22 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00653A107	13D	Page 12 of 22 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 102,478,672 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00653A107	13D	Page 13 of 22 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed on September 17, 2018 and Amendment No. 1 thereto filed on March 30, 2023, and relates to the ordinary shares, £.001 par value (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADS”), with each ADS representing six Ordinary Shares, of Adaptimmune Therapeutics Plc (the “Issuer”) having its principal executive office at 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire OX14 4RX, United Kingdom.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 thereto).

Item 2. Identity and Background.

This statement is being filed by:

(a)      New Enterprise Associates 14, L.P. (“NEA 14”) and New Enterprise Associates 16, L.P. (“NEA 16” and collectively with NEA 14, the “Funds”);

(b)      NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA Partners 16, L.P. (“NEA Partners 16” and collectively with NEA Partners 14, the “GPLPs”), which is the sole general partner of NEA 16; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; and NEA 16 GP, LLC (“NEA 16 GP” and, collectively with the GPLPs and NEA 14 GP, the “Control Entities”), which is the sole general partner of NEA Partners 16;

(c)      Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Mohamad H. Makhzoumi (“Makhzoumi”), and Scott D. Sandell (“Sandell”) (together, the “Managers”) and Peter W. Sonsini (“Sonsini”).

Baskett, Florence, and Sandell (the “Dual Managers”) are directors of NEA 14 GP and managers of NEA 16 GP. Kerins is a director of NEA 14 GP (the “NEA 14 Director”). Behbahani, Chang, and Makhzoumi are managers of NEA 16 GP (the “NEA 16 Managers”). Florence, Makhzoumi, and Sandell are also members of the Executive Committee of NEA Management Company, LLC (the “Executive Committee”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 16 and NEA Partners 16 is a Delaware limited partnership. NEA 16 GP is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 00653A107	13D	Page 14 of 22 Pages

Item 5. Interest in Securities of the Issuer.

(a)	NEA 14 is the record owner of the NEA 14 Shares. As the general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP may be deemed to own beneficially the NEA 14 Shares. As directors of NEA 14 GP each of the Dual Managers and the NEA 14 Director may be deemed to own beneficially the NEA 14 Shares. As an individual member of the Executive Committee, which committee has been delegated certain approval rights with respect to dispositions of the NEA 14 Shares, Makhzoumi may also be deemed to own beneficially the NEA 14 Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 GP may be deemed to own beneficially the NEA 16 Shares. As members of NEA 16 GP, each of the Dual Managers and the NEA 16 Managers may be deemed to own beneficially the NEA 16 Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of the Funds and the Control Entities may be deemed to share the power to direct the disposition and vote of the Firm Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares and the shares held by the other Stockholders other than those shares which such person owns of record.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on the 1,532,974,878 Ordinary Shares reported by the Issuer to be outstanding as of April 1, 2024, on the Issuer’s preliminary proxy statement filed with the SEC on April 1, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Ordinary Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Sonsini has ceased to beneficially own five percent (5%) or more of the Issuer’s Ordinary Shares as a result of ceasing to be a director of NEA 14 LTD and manager of NEA 16 GP. Behbahani and Chang have ceased to beneficially own five percent (5%) or more of the Issuer’s Ordinary Shares.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 00653A107	13D	Page 15 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 2nd day of April, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 00653A107	13D	Page 16 of 22 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 00653A107	13D	Page 17 of 22 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

EXECUTIVE COMMITTEE:

                 *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 00653A107	13D	Page 18 of 22 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Adaptimmune Therapeutics Plc.

EXECUTED this 2nd day of April, 2024.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 00653A107	13D	Page 19 of 22 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 00653A107	13D	Page 20 of 22 Pages

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

EXECUTIVE COMMITTEE:

                 *

Mohamad H. Makhzoumi

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 00653A107	13D	Page 21 of 22 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 00653A107	13D	Page 22 of 22 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang